EXHIBIT 1.3

October 5, 2015

Dear Canadian Oil Sands Limited shareholders:

I am pleased to enclose Suncor Energy’s offer to purchase all of the outstanding common shares of Canadian Oil Sands Limited (COS) at a purchase price of 0.25 of a common share of Suncor for each common share of COS. The terms and conditions of the Offer are contained in the Offer to Purchase and accompanying Take-Over Bid Circular of Suncor dated October 5, 2015, a copy of which is enclosed with this letter. I encourage you to carefully consider this Offer and to read the enclosed Circular which contains important information regarding Suncor and the terms and conditions of the Offer.

The Offer is open for acceptance until 5:00 p.m. (Calgary time) on December 4, 2015, unless it is withdrawn or extended.

I believe the Offer presents COS’ shareholders with an exceptional opportunity. It provides you with an up front premium, a significant dividend increase and the ability to participate in the unrealized value potential of COS’ assets. Under this Offer, you will receive Suncor common shares and become a shareholder of Canada’s leading integrated energy company.

As the Canadian oil sands pioneer with 50 years of operating experience, I believe Suncor is making a very compelling offer that provides fair value for COS’ shareholders.

Price Premium

•	43% share price premium based on the closing prices of COS’ and Suncor’s common shares on the Toronto Stock Exchange on October 2, 2015

Enhanced Dividend

•	45% dividend increase for COS’ shareholders, based on Suncor’s and COS’ current quarterly dividends
•	Suncor has increased its dividend for 13 consecutive years, including a 190% increase in the past five years

Synergies

•	Reduction of overhead
•	Simplified governance and administration
•	Suncor will commit additional resources to support improved reliability and cost management

Stronger Financials

•	Suncor has a much stronger balance sheet and credit profile and greater liquidity
•	Integrated business model generates stronger cash flow through the commodity cycle

Continued Leverage to Oil Price Upside

•	COS shareholders will retain their exposure to oil price and take advantage of Suncor’s long-life, low decline assets

Details on how to accept the Offer are contained in the Circular and accompanying documents. Should you have any questions with respect to the Offer or require any assistance in depositing your shares, please contact the Information Agent for the Offer, D.F. King Canada at 1-866-521-4427 (Toll Free in North America) or 1-201-806-7301 (Banks, Brokers and Collect Calls) or by e-mail at inquiries@dfking.com.

I hope you will see the value in this Offer and that you will come join us as a shareholder of Canada’s leading integrated energy company.

Sincerely,

President and Chief Executive Officer

Suncor Energy Inc.